Exhibit 99.2

Jeffs’ Brands: KeepZone AI Enters into Exclusive Reseller Agreement for Anti-Drone Systems in Mexico

Tel Aviv, Israel, Jan. 20, 2026 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”)-driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc. (“KeepZone”), has entered into an exclusive reseller agreement (the “Agreement”) with a leading aerospace defense technology developer (the “Aerospace Company”).

Under the terms of the Agreement, KeepZone has been granted exclusive rights to resell the Aerospace Company’s advanced counter-unmanned aerial systems (“C-UAS”) solutions in Mexico. Through this strategic partnership, KeepZone intends to offer air-domain security and defense solutions to government, security and enterprise customers, including border protection agencies, law enforcement authorities and operators of critical infrastructure, subject to applicable laws and receipt of government approvals.

The Aerospace Company’s anti-drone platform is a multi-layered soft-hard kill C-UAS system that utilizes a net launcher against hostile drones, enabling safe urban environments and minimizing collateral damage. This platform offers a comprehensive solution for strategic military bases, critical infrastructure, and infantry soldiers.

The Agreement supports KeepZone’s strategy to build a comprehensive, multi-layered homeland security ecosystem by integrating counter-drone technologies with its existing AI-driven solutions. The Aerospace Company’s product portfolio complements KeepZone’s current offerings by addressing key risks associated with unmanned aerial systems (“UAS”) operations, including C-UAS platforms, that use net-launching technology to neutralize hostile drones in battlefield, urban and perimeter-security environments.

KeepZone will promote and distribute the C-UAS solution in Mexico exclusively to approved customers. These include certain Mexican government and state entities focused on defense, security, intelligence, and critical infrastructure protection, such as the Secretaría de la Defensa Nacional, Guardia Nacional, and Petróleos Mexicanos, subject to applicable laws and receipt of government approvals.

The Agreement builds on KeepZone’s expansion in the homeland security market. Recent milestones include the entry into distribution agreements with Scanary Ltd. (for exclusion distribution rights for its AI-based radar threat detection solutions in Canada, Germany and the United Arab Emirates, and non-exclusive distribution rights in Spain and Italy), Zorronet Ltd. (for exclusion distribution rights for its autonomous AI-driven Security Operations Centers in Mexico and Israel), and STI Ltd. (for exclusion distribution rights for its under-vehicle inspection systems and explosives detection devices in Canada and Mexico), and a representation agreement with RT LTA Systems Ltd. (for its SkyStar™ aerostats in certain territories). The addition of air-safety and counter-drone technologies positions KeepZone as a potential integrator for end-to-end solutions spanning ground, air, and autonomous platforms.

Alon Dayan, Chief Executive Officer of KeepZone, commented: “We are excited about this strategic collaboration. Their proven C-UAS systems address critical gaps in drone threat mitigation and operational safety, making them well-suited for Mexico’s evolving security environment, including border protection and counter-narcotics operations. We believe this exclusive agreement will enhance our footprint in Mexico, where we already hold distribution rights to complementary solutions, and advances our mission to deliver integrated, AI-enhanced security ecosystems for government and enterprise customers.”

Jeffs’ Brands plans to continue to evaluate and address the growing global demand for advanced homeland security technologies.

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company that has recently pivoted into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc. Following the definitive distribution agreement with Scanary Ltd., in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated benefits of the Agreement, its belief that the Agreement will expand and enhance KeepZone’s security solutions portfolio, KeepZone’s position as an integrator of end-to-end solutions spanning ground, air, and autonomous platforms, and the Company’s strategic expansion into the homeland security sector. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com